

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re: Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 4**
> **Filed on August 27, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure added in response to comment one of our letter dated August 17, 2009. It appears that the conversion of up to $300,000 relates at least partially to the bridge loan/convertible notes filed as exhibits 6.15, 6.16 and 6.17, for an aggregate of up to $200,000 conversion. The conversion terms of these loans appear to be available immediately upon issuance of the loans. Therefore, it appears that the private placement of the loans would also cover the conversion of

the notes. Therefore, the issuance of common stock in this offering would not be available to cover the conversion of the notes. Please revise or advise. We may have further comment.

Part I – Notifications, page i
Item 4. Jurisdictions in Which Securities Are to be Offered, page v

2.   We note the disclosure that you will register your offering in New York. Please disclose the time frame for registration. To the extent that you will not have registered the offering in New York prior to requesting qualification of the offering statement, we direct your attention to Item 415(a)(ix) of Regulation C, which requires that the offering commence promptly. Please advise.

Item 5. Unregistered Securities Issued or Sold Within One Year, page v

3.   Please revise to disclose the identity of the three consultants that were issued 1,000,000 stock options both in this section and on page 29 of your offering circular. Also, please revise this section to set forth the facts relied upon to make the exemption available under Rule 701 of Regulation F. This disclosure should include a description of the bona-fide services provided by the consultants along with the other requirements of the rule.

4.   We note that you granted options to acquire one million shares of your common stock to independent consultants in August 2009. Please tell us how you plan to account for these stock option grants (i.e. measurement of the share-based payment and recognition of the related expense). Refer to SFAS 123(R) for further guidance.

Part II – Offering Circular

Cover Page

5.   We note your disclosure that this offering will not be made to residents of Florida until audited financial statements are provided in the offering circular. Since you have not provided audited financial statements in your most recent amendment, please remove the "Florida Resident Only:" warning in the front of your offering circular.

Risk Factors, page 3

6.   We note your response to comment three of our letter dated August 17, 2009, and we reissue it. Other than your modest sales of True to the Game – Volume I, none of your other potential sources of income listed in your response have an established operating history. Thus, it appears most of your projections regarding funding future projects, in part, from operations are speculative. Please revise

your second risk factor on page three and your Plan of Operation on pages 22 through 25 to clearly indicate that cash generated from operations may not be sufficient to fund future projects. Also, please revise your milestone table to reflect funds from your offering proceeds specifically allocated to new projects and revenue from operations that are not based on speculation.

Use of Proceeds to Issuer, page 9

7.   Please revise footnote one to make it clear that you will not change the use of proceeds other than as specified in the footnote. In addition, for those changes that are quantifiable, such as the past due notes or the conversion of notes instead of cash for securities, please provide a more specific quantifiable discussion of the change in proceeds. Consider providing a separate table for the conversion of the notes instead of cash in exchange for stock in this offering. Lastly, clarify the specific change in the last bullet of footnote one.

8.   We note your response to comment seven of our letter dated August 17, 2009, and we reissue it in part. Please revise to provide quantitative specificity in regards to the working capital amounts. In addition, as previously requested, to the extent that working capital may be used to pay the salaries or other fees to officers and/or directors, provide clear disclosure. State the specific amount that may be paid to each individual officer and/or director.

Description of Business, page 10

9.   We note that your business section reduces your projected revenue from pre-recorded, philanthropic music products from 95% to 60%-75% of total revenue in the most recent amendment. Please revise your business section to clearly disclose the lack of revenues or existing-binding contracts related to your other businesses listed on pages 12 and 13 of your offering circular. It appears that any revenues from these ancillary activities are speculative and may not generate any revenues or income.

10.   We note your response to comment nine of our letter dated August 17, 2009, and we reissue it in part. Please include your response in the offering circular. In addition, if you plan on reducing your costs of production for your later compilation albums by including lesser known or new artists, please revise to clarify whether these less well-known artists may reduce potential sales or increase the required level of marketing needed. Lastly, reconcile these statements about using lesser known or new artists with the disclosure on page 13 where you discuss the benefits of using high selling, well known talent.

11.   We note your response to comment 11 of our letter dated August 17, 2009, and we reissue the comment in part. Please include your response in the offering circular. In addition, please revise to clarify how "reduc[ing] the activities of

[your] outside consultant" would result in decreased marketing expenditures should offering proceeds and revenues fall below projections. For example, it is unclear if you would reduce your consulting fee to Gravity Entertainment and/or reduce the frequency of your radio spots. Also, please revise to clarify whether the proposed television advertising "when financial resources are available" is included in the $140,000 to $240,000 marketing budget outlined in the Use of Proceeds section. If not, please balance this disclosure and clearly indicate that television advertising is not currently planned and may not occur at all based on current projected funding levels.

12.   We note your response to comment 12 of our letter dated August 17, 2009, and we reissue it in part. Please revise to provide the basis of your belief that the forfeiture of rights in master recordings will not have any material adverse impact on its business. Also, please revise to provide a brief discussion of the value of the master recordings and how they will affect future revenue streams.

Revenue Streams, page 21

13.   We note that in August 2009, you established your Associated Label Division to provide distribution and other services to independent record and entertainment companies. It appears that you will receive a fixed administrative fee when contracts are executed and a distribution fee based on a percentage of sales. Please revise to provide additional detail regarding your planned revenue recognition policy related to these arrangements. Refer to SAB 104 and EITF 00-21, as applicable.

14.   In connection with the preceding comment, please provide us with a courtesy copy of a sample service contract that will be entered into by your Associated Label Division.

Plan of Operations, page 22

15.   We note that you have significantly reduced many of the estimated costs associated with your milestones. Please provide a detailed discussion as to the reasons for the reductions and whether these reductions may impact the success of the releases of these compilations.

Remuneration of Directors and Officers, page 27

16.   Please revise to provide the material terms of the Equity Incentive Plan and option awards to the three consultants. For example, your discussion of the stock option agreement does not mention the duration of the stock options or the cashless exercise feature of the options granted.

Part F/S – Financial Statements
Stadium Entertainment Holdings, Corp.

17.	Please note the financial statement updating requirements of Part F/S of Form 1-A.

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Kearns, the primary accounting examiner for this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc:	Philip D. Forlenza, Esq.
	Fax (732) 224-6599